# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TPG Inc., CIK 0001880661
CUSIP: 872657101
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 301 COMMERCE STREET, SUITE 3300, FORT WORTH, Texas (TX), 76102
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001418660

## Reporting persons
- MANAGED ACCOUNT ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 9,784,471; shared dispositive power 70,214; aggregate amount beneficially owned 9,854,685 (6.7% of the class)
  Comment: The beneficial ownership calculation relies on the 146,498,655 outstanding shares disclosed in the Form 10-Q by the issuer on November 4, 2025, which reports share totals as of October 31, 2025.

## Item 1. Issuer
Name of issuer: TPG Inc.
Address of issuer's principal executive offices: 301 COMMERCE STREET, SUITE 3300, FORT WORTH, TEXAS, 76102.

## Item 2. Person Filing
Name of person filing: MANAGED ACCOUNT ADVISORS LLC
Address of principal business office or, if none, residence:
101 HUDSON STREET
9TH FLOOR
JERSEY CITY, NJ 07302
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9,854,685.00
Percent of class: 6.7%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 9,784,471.00
Shared power to dispose or to direct the disposition: 70,214.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MANAGED ACCOUNT ADVISORS LLC: /s/ Andres Ortiz, Authorized Signatory (02/10/2026)